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SEC FILE NUMBER
8-47955

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ceros Financial Services, Inc

SEC Mail Processing
MAR 03 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1445 Research Blvd, Suite 530
(No. and Street)

Rockville (City) Maryland (State) 20850 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kim Powell (Name) 240-223-1990 (Area Code – Telephone Number) kpowell@cerosfs.c (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter, CPA
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) 80 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Goldwasser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ceros Financial Services, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AURIS F. AMPARO
Notary Public - State of Florida
Commission # HH 403224
My Comm. Expires May 25, 2027
Bonded through National Notary Assn.

Notary Public

Signature:

Title: CEO

MARK GOLDWASSER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ceros Financial Services, Inc.

Financial Statements

Year Ended

December 31, 2024

SEC ID 8-47955 Financial Statement and Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act as a Public Document
For the Year Ended December 31, 2024

CEROS FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2024

CONTENTS

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ceros Financial Services, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2018.

Glen Allen, Virginia
February 26, 2025

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and Cash Equivalents	$5,376,393
Receivable from Clearing Firm	391,399
Right of Use Assets - Net	171,843
Deposits with Clearing Firms	3,319,334
Accounts Receivable	622,440
Related Party Receivables	141,094
Prepaid Compensation	146,111
Deferred Tax Asset - Net	520,217
Income Taxes Receivable	62,718
Prepaid Expenses and Deposits	308,405
Property and Equipment – Net	38,659
Total Assets	$11,098,613

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES

Commissions Payable	$5,734,102
Accounts Payable and Accrued Expenses	1,232,085
Unearned Revenue	944,444
Operating Lease Liability	171,843
Total Liabilities	8,082,474

STOCKHOLDER'S EQUITY

Common Stock	1,150,000
Additional Paid in Capital	726,443
Preferred Stock	900,000
Retained Earnings	239,696
Total Stockholder's Equity	3,016,139
Total Liabilities and Stockholder's Equity	$11,098,613

See accompanying notes to financial statements

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	
Commissions	$3,602,101
Managed Account Service Fees	29,629
Private Placements	68,351,071
Sale of Investment Company Shares	11,850,052
Other Advisory Income and Reimbursements	118,502
Interest and Dividends	406,256
Other Income	1,800,318
Total Revenue	86,157,929
EXPENSES	
Commissions and Other Compensation	12,539,421
Compensation and Benefits	1,539,811
Clearing, Transaction, and Related Costs	1,535,519
Private Placement Costs	68,494,942
Commissions Paid to Affiliate	9,721
Business Development and Occupancy	1,148,560
Depreciation	14,929
Professional Fees and Other Operating Expenses	1,958,420
Dues and Subscriptions	204,925
Other Expense	396,872
Total Expenses	87,843,120
Net Loss before Income Tax Benefit	(1,685,191)
Income Tax Benefit	378,192
Net Loss	($1,306,999)

See accompanying notes to financial statements

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid In Capital	Preferred Stock	Retained Earnings	Total
Balance January 1, 2024	$ 1,150,000	$ 481,443	$ 900,000	$ 1,546,695	$ 4,078,138
Contributions	-	245,000	-	-	245,000
Net Loss	-	-	-	(1,306,999)	(1,306,999)
Balance December 31, 2024	$ 1,150,000	$ 726,443	$ 900,000	$ 239,696	$ 3,016,139

See accompanying notes to financial statements

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	($1,306,999)
Adjustments to reconcile Net Loss to Net Cash from Operating Activities:	
Depreciation	14,929
Non-Cash Lease Activity	(7,542)
Deferred Income Taxes	(425,606)
Change in Operating Assets and Liabilities:	
Receivable from Clearing Firm	(75,808)
Deposits with Clearing Firms	(150,850)
Accounts Receivable	(29,222)
Related Party Receivables	177,524
Prepaid Compensation	147,501
Prepaid Expenses & Deposits	(72,401)
Income Tax Receivable	37,383
Commission Payable	4,666,044
Accounts Payable and Accrued Expenses	282,343
Unearned Revenue	944,444
Net Cash Provided By Operating Activities	4,201,740
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of Property and Equipment	(37,294)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	245,000
Net change in cash and cash equivalents	4,409,446
CASH AND CASH EQUIVALENTS	
Cash and Cash Equivalents, Beginning of the Year	966,947
Cash and Cash Equivalents, End of the Year	$ 5,376,393
Supplemental cash flow information	
Cash paid for income taxes	$ 10,031
Right of use assets obtained in exchange for lease obligations	$173,895

See accompanying notes to financial statements

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc., a Maryland corporation, (the "Company") primarily engages in providing investment services to its clients on an application way basis. The Company operates as an introducing broker-dealer in which all brokerage activity is handled by clearing broker-dealers, National Financial Services, LLC (NFS) and Axos Clearing, LLC (Axos), under fully disclosed clearing arrangements. The Company is a wholly owned subsidiary of DGB Holding, LLC (DGB) and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association, and various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Recognition

Commissions: The Company receives commissions for the sale of mutual funds and other financial products to customers. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Investment Brokerage Fees: The Company buys and sells securities on behalf of certain customers. Trades are run through the clearing firms, NFS and Axos, and also by direct trades run through NFS and Axos by Registered Representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Sale of Investment Company shares are fees generated from 12b-1 transactions earned on the funds of the Advisor as noted in the selling agreements between the Company and the Advisor. Commission revenue and related clearing expenses are recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Revenue: Managed Account Service (MAS) revenue recorded by the Company as pass through revenue with offsetting expenses. Interest and Dividends are earned on Margin Debit Interest, Free Credit Interest and Escrow Interest of securities held in customer accounts. Other Income is miscellaneous fees that are collected by NFS and Axos from the client accounts held at NFS and Axos. Other Income also includes referral commissions to other broker dealers, consulting fee income, and other miscellaneous items. Fees from these other revenue accounts are received throughout the year and are recognized in the period for which the services are provided.

Private Placement Fees: The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2024:

Performance obligations satisfied at a point in time	$ 87,720,091
Performance obligations satisfied over time	437,839
	$ 86,157,929

The Company had no contract assets at January 1, 2024 or December 31, 2024. The Company had no contract liabilities at January 1, 2024 and December 31, 2024. The Company had accounts receivable related to contracts with customers of $593,218 at January 1, 2024 and $622,440 at December 31, 2024.

Concentration of Customers – A substantial portion of the Company's revenues in a year may be received from a small number of customers. During 2024, one customer accounted for 73% of revenue. At December 31, 2024, three customers accounted for 77% of accounts receivable.

Concentration of Credit Risk – As of December 31, 2024, the Company held substantially all of its cash and cash equivalents with Truist Bank and NFS. As of December 31, 2024, the Company had money in accounts at Truist Bank uninsured in the amount of $4,324,855, money in Dime Community Bank uninsured in the amount of $386,540, and money in a deposit account held at NFS per the clearing agreement in excess of the insured amount of $2,969,334. The Company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. If this institution fails under their obligations as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable – The Company follows FASB Standards Update (”ASU”) 2016-13 – Current Expected Credit Losses (“CECL”) for determining future expected credit losses for trade and other receivables. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, reasonable and supportable forecasts concerning the future, and other information.

Accounts Receivable recorded on the Company’s statement of financial condition are cleared through NFS and Axos Clearing, LLC (Axos). Receivables from NFS and Axos consist of the following: (i) Deposits with the Company’s Clearing Agency to support the Company’s trading activities and (ii) net settlement receivables for net profit earned as of December 31, 2024.

The Company has minimal historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary at December 31, 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, net – Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods, using useful lives of five years. Depreciation expense was $14,929 for 2024.

Depreciable Property as of December 31, 2024 was as follows:

Website	$ 51,109
Furniture and Equipment	221,029
Leasehold Improvement	11,342
Subtotal	283,480
Accumulated Depreciation	(244,821)
Property and Equipment, net	$ 38,659

Leases – The Company records all leasing activity with initial terms in excess of twelve months on the statement of financial condition with a right to use asset and a lease liability based on the net present value of rental payments.

Income Taxes - Income tax expense (benefit) includes federal and state taxes currently payable or receivable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, *Income Taxes* (ASC 740) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Recently Adopted Accounting Guidance - In November 2023, the FASB issued ASU 2023-07: *Improvements to Reportable Segment Disclosures.* This ASU, which amends Topic 820: *Segment Reporting,* improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income (loss) and total assets which are the same amounts in all material respects as those reported on the statement of operations and statement of financial condition The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.

NOTE 3 – RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Company's lease portfolio consists of two operating leases. One operating lease is for office space in Rockville, Maryland with a lease expiring September 30, 2026. The other operating lease is for a copier with a lease expiring July 31, 2026. An operating right of use asset and operating lease liability are included on the accompanying statement of financial condition using a discount rate of 5%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for the non-lease components for all asset classes. Cash paid for the amounts included in the measurement of the operating lease liability was $124,545 for the year ended December 31, 2024.

Future maturities of the operating lease liability as of December 31, 2024 are as follows:

Year	Amount
2025	$112,438
2026	83,009
	195,447
Less: Implied Interest	(23,604)
	$171,843

NOTE 3 - RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY (Continued)

Rent expense for the year ended December 31, 2024 amounted to $132,142 and is included in business development and occupancy expense in the accompanying statement of operations.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,676,880 which was $2,212,345 in excess of its required net capital of $464,535. The Company's ratio of aggregate indebtedness to net capital was 2.6 to 1.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to Advisors Preferred, LLC and AtCap Partners, LLC. The Company has agreements with these affiliates whereby expenses incurred by the Company on behalf of the affiliates will be paid back monthly. There are also overhead expenses allocated back to Advisors Preferred, LLC and AtCap Partners, LLC based on an allocation percentage which is updated periodically based on Company personnel job duties, additions, or reductions to personnel. The monthly allocations for the year ended December 31, 2024 were between $143,178 and $149,046 for Advisors Preferred, LLC and between $11,449 and $15,020 for AtCap Partners, LLC. These allocations are included within various expense line items on the accompanying statement of operations. For the year ended December 31, 2024, the Company earned revenue of $65,961,503 from Private Placement affiliates, which is included in private placement revenue on the accompanying statement of operations. Advisors Preferred, LLC owed the Company $37,316 and AtCap Partners, LLC owed the Company $11,382 as of December 31, 2024. These amounts are included in related party receivables on the accompanying statement of financial condition.

The Company maintains an expense agreement with Spectrum Financial, Inc., an entity under common control, to allocate for employee time and space as appropriate for joint employees in an amount of $24,050 monthly. At December 31, 2024, the Company owed Spectrum Financial, Inc $31,554, which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE 6 - RELATED PARTY TRANSACTIONS (Continued)

The Company earns revenue from Registered Representatives for expenses paid on behalf of the Representatives for registration fees and E&O insurance and are reimbursed to the Company by the Registered Representatives per the agreement between the Representatives and the Company. Total revenue from Representatives related to these agreements was $435,199 for 2024, which is included in other income on the accompanying statement of operations. At December 31, 2024, Registered Representatives owed the Company $92,397 related to these agreements, which is included in related party receivables on the accompanying statement of financial condition.

NOTE 7 - CAPITAL STRUCTURE

As of December 31, 2024, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. In addition to previously authorized and issued common stock, the Company is authorized to issue up to 10,000 shares of Series A Preferred Stock. There are 9,000 shares issued and outstanding at $100 per share as of December 31, 2024. There are no voting rights and no redemption rights associated with the Preferred Stock.

NOTE 8 - PENSION PLAN

The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The Company matched $130,821 for the year ended December 31, 2024.

NOTE 9 – INCOME TAXES

The following table presents the components of income tax benefit for the year ended December 31, 2024:

Current tax expense	$ 47,414
Deferred tax benefit	(425,606)
Income tax benefit	($378,192)

The tax effects of temporary differences that give rise to significant portions of deferred income taxes include the Company's net loss carryforward, deferred lease expense, and differences between book and tax depreciation. For 2024, the Company has net operating loss carryforwards of approximately $2,000,000. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited by the Company's ability to generate future earnings and by limitations imposed due to certain changes in ownership.

NOTE 9 - INCOME TAXES (Continued)

The effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 2024 are as follows:

Net Operating loss carryforward	$516,968
Deferred rent and fixed assets - net	3,249
Total deferred tax asset – net	$520,217

NOTE 10 – ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2024 were $4,033 and is included in business development and occupancy expense in the accompanying statement of operations.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company is required to maintain a minimum of $1,500,000 in regulatory net capital at all times as part of its clearing agreement with NFS, as well as maintain an escrow deposit in the amount of $3,000,000. The Company is also required to maintain a minimum of $50,000 in excess regulatory net capital at all times as part of the clearing agreement with Axos, as well as maintain an escrow deposit in the amount of $100,000. The Company was in compliance as of December 31, 2024.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2025 the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

CEROS FINANCIAL SERVICES, INC.
DECEMBER 31, 2024

SCHEDULE I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 3,016,139
Deductions and/or Changes:	
Other Allowable credits	944,444
Non-Allowable Assets from Statement of Financial Condition Receivables, Prepaids, Deposits, and PPE	(1,283,533)
Net Capital before Haircuts	2,677,050
Haircuts on Securities	(170)
Net Capital	$ 2,676,880

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$464,535
Minimum Dollar Net Capital Requirement	$50,000
Net Capital Requirement	$464,535
Excess Net Capital	$ 2,212,345
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$1,980,078

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 6,968,025
Percentage of Aggregate Indebtedness to Net Capital	260.30%

CEROS FINANCIAL SERVICES, INC.
DECEMBER 31, 2024

SCHEDULE I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Continued)

COMPUTATION OF NET CAPITAL	As filed on January 28, 2025	Adjustments	As Presented
Total Stockholders Equity from Statement of Financial Conditions	$ 2,627,916	$ 388,223	$ 3,016,139
Deductions and/or Changes			
Other Allowable Credits	944,444	-	944,444
Non Allowable Assets from Statement of Financial Conditions			
Receivables, Prepaids, Deposits and PPE	(895,310)	(388,223)	(1,283,533)
Net Capital before Haircuts	2,677,050	-	2,677,050
Haircuts on Securities	(170)	-	(170)
Net Capital	$ 2,676,880	$ -	$ 2,676,880
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum Net Capital Required	$ 464,535	$ -	$ 464,535
Minimum Dollar Net Capital Requirement	$ 50,000		$ 50,000
Net Capital Requirement	$ 464,535	$ -	$ .464,535
Excess Net Capital	$ 2,212,345	$ -	$ 2,212,345
Excess Net Capital at 10% of AI or 120% of Minimum Dollar Net Capital Requirement	$ 1,980,078	$ -	$ 1,980,078
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Aggregate Indebtedness Liabilities	$ 6,968,025	$ -	$ 6,968,025
Percentage of Aggregate Indebtedness to Net Capital	260.3%		260.3%

Note: The Q4 FOCUS Report filed on January 28, 2025 differs from the presentation on page 15 due to an adjustment to true-up the tax provision as of December 31, 2024. The Company has elected not to file an amended Q4 FOCUS Report.

CEROS FINANCIAL SERVICES, INC

DECEMBER 31, 2024

Schedule II – Exemption Provision of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3- .

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Ceros Financial Services, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision") and (2) Ceros Financial Services, Inc. stated that Ceros Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) providing advisory services in raising capital; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provision contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Keiter

Glen Allen, Virginia
February 26, 2025

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CEROS

FINANCIAL SERVICES, INC.

Ceros Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of §15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) providing advisory services in raising capital; (2) receiving transaction- based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ceros Financial Services, Inc.

I, Mark Goldwasser, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Mark Goldwasser
Chief Executive Officer
February 26,2025

CEROS FINANCIAL
SERVICES INC.
1445 Research Boulevard, Suite 530 •
Rockville, MD Phone: 866.842.3356
www.cerosfs.com
Member FINRA/SIPC/NFA

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5) FOR AN INTRODUCING BROKER REGISTERED UNDER CFTC REGULATION 3.10

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statements of Ceros Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2024 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2024, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

Glen Allen, Virginia
February 26, 2025